September 1, 2010


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


Re: NASB Financial, Inc.
    Form 10-K for fiscal year ended September 30, 2009
    File Number: 000-24033


Dear Sir or Madam:

The following are in response to the items noted in your letter dated August 2, 2010:


1. Please refer to our comment 1 in our letter dated April
29, 2010. We note your response, however it remains unclear how often you decide to pursue repayment of loans from a guarantor. Please revise to disclose the following information:

a. How often you pursue repayment from guarantors in the normal course of business, and the factors considered when determining not to pursue payment of the loan under a guarantee arrangement; and

b. Whether you measure impaired loans at a balance higher than the estimated value of the collateral due to the existence of a guarantee. If so, please disclose how your decision to pursue payment under the guarantee impacts your estimate of the allowance for loan losses.

Response:
Although the bank often receives both regularly scheduled and default payments from guarantors, they are not tracked as specifically coming from any particular guarantor.
Prior to foreclosure, such payments are applied to a loan as any other payment received from the borrowing entity.
Any guarantor payments received subsequent to foreclosure are credited as a recovery to the allowance for loan losses.

We will revise our future Form 10-K filings to provide a more detailed discussion of our guarantor arrangements for construction and development and commercial real estate loans as follows:

The Bank typically obtains full personal guarantees from the primary individuals involved in the transaction.
Guarantor's financial statements and tax returns are reviewed annually to determine their continuing ability to perform under such guarantees. The Bank typically pursues repayment from guarantors when the primary source of repayment is not sufficient to service the debt. However, the Bank may decide not to pursue a guarantor if, given the guarantor's financial condition, it is likely that the estimated legal fees would exceed the probable amount of any recovery. Although the Bank does not typically release guarantors from their obligation, the Bank may decide to delay the decision to pursue civil enforcement of a deficiency judgment. During Fiscal 2009, the Bank collected deficiency judgments totaling $175,000 from guarantors subsequent to the foreclosure or charge-off of loans.

Impaired loans with borrower guarantees are measured using a discounted cash flow model that includes the value of the collateral plus the amount that the Bank estimates is reasonably recoverable from the guarantor. The measured impairment is classified as loss and specifically reserved for in the allowance for loan losses.


2. Please refer to our comment 3 in our letter dated April
29, 2010. Please clarify whether you extended the loans at the existing contractual rate or the current market rate at the time of extension. If you extended the terms at the existing contractual rate and it was not commensurate with the current market rate the borrower would be qualified for at the time of modification, please disclose in detail how you determined that this did not constitute a concession.
Refer to ASC 310-40-15-9.

Response:
Please see our response to your comment number 3, below.


3.  Please refer to our comment 3 in our letter dated April
29, 2010. Please revise to specifically disclose, if true, that you expect to collect all principle and interest, including interest accrued during the term of the extension, for modified loans not accounted for as a troubled debt restructuring.

Response:
We will revise our future Form 10-K filings to include the following disclosures related to modifications of construction and development loans:

At September 30, 2009, the Bank had permitted extensions for 419 loans, totaling $240.1 million, in its construction and land development loan portfolio. The reason for the extensions related primarily to slower home and lot sales in the current economic environment. Such extensions were accounted for as TDRs if the restructuring was related to the borrower's financial difficulty, and if the Bank made concessions that it would not otherwise consider. It has historically been the Bank's practice to renew construction and development loans for a six-month term upon maturity.
This allows the Bank to more frequently evaluate the credit, including current market conditions, and to modify loan terms accordingly. This portfolio consists primarily of prime-based assets, and in most cases, the conditions for loan extension/renewal included an increase in the interest rate "floor" in accordance with the current market conditions. In order to determine whether or not an extension/renewal should be accounted for as a TDR, management reviewed the borrower's current financial information, including an analysis of income and liquidity in relation to debt service requirements. The large majority of these modifications did not result in a reduction in the contractual interest rate or a write-down of the principal balance (although the Bank does commonly require the borrower to make a principal reduction at extension/renewal). If such concessions were made and the modification was the result of the borrower's financial difficulty, the extension/renewal was accounted for as a TDR. The Bank expects to collect all principal and interest, including accrued interest, during the term of the extension for loans not accounted for as a TDR. At
September 30, 2009, the Bank had TDRs in its construction and development loan portfolio of $14.9 million.


4.  Please refer to our comment 4 in our letter dated April
29, 2010. We note your response; however it remains unclear why the majority of these modifications were not accounted for as troubled debt restructurings given your description of the types of modifications made provided in the correspondence filed with The Commission on March 12, 2010. Please provide a more detailed analysis as to how you concluded that these modifications did not constitute troubled debt restructurings at the time of modification.

Response:
The Bank modified $49.6 million of commercial real estate loans during the year ended September 30, 2009. Of this amount, $12.3 million were the result of an extension or renewal of a balloon loan, typically involving an increase in the contractual interest rate in accordance with current market conditions. Modifications totaling $10.2 million were the result of changes related to the corporate structure of the borrowing entity or changes in guarantors.
Modifications totaling $7.0 million related to recalculating payment terms following a large principal reduction. Modifications totaling $15.4 million were the result of either a disbursement of new funds by the Bank, or a temporary reduction in the payment amount, which were not the result of borrower financial difficulty. Such modifications were made following a review of borrower and/or guarantor financial information, including an analysis of income, assets and credit history.

We will revise future Form 10-K filings to include the following disclosures related to modifications of commercial real estate loans:

During the year we modified $49.6 million in commercial real estate loans, the majority of which included a restructuring of loan terms such as a renewal or extension of the maturity date or a temporary reduction in the payment amount. A restructuring of debt is considered a Troubled Debt Restructuring (TDR) if, because of a debtor's financial difficulty, a creditor grants concessions that it would not otherwise consider. In order to determine whether or not a modification should be accounted for as a TDR, the Bank reviews the current financial information of the borrower(s) and , if applicable, guarantor(s) , including an analysis of income, assets and credit history.
In addition, a market analysis of the property is prepared.
All pertinent information is considered, including debt service requirements. The majority of these modifications did not result in a reduction in the contractual interest rate or a write-down of the principal balance. If such concessions were made and the modification was the result of the borrower's financial difficulty, the extension was accounted for as a TDR. The Bank expects to collect all principal and interest, including accrued interest, for loans not accounted for as a TDR. At September 30, 2009, the Bank had TDRs in its commercial real estate loan portfolio of $4.5 million.


5.  Please refer to our comment 6 in our letter dated April
29, 2010. Please provide the following additional information:


5a.  We note your disclosure on page 4 of your September
30, 2009 Form 10-K that assets classified as loss are considered uncollectible and of such little value that their existence without establishing a specific loss allowance is not warranted. We further note that this definition changed per review of page 21 of your March 31, 2010 Form 10-Q. Please disclose your regulators definition of loss assets, the source of the definition and how your definition of loss assets complies with that of your regulator.

Response:
In their Examination Handbook (July 2010), The Office of
Thrift Supervision, the Company's primary regulator, defines an asset classified as loss as "uncollectible and of such little value that its continuance on the institution's books as an asset, without establishment of a specific valuation allowance or charge-off, is not warranted. The classification does not necessarily mean that that an asset has no recovery or salvage value; but rather, there is much doubt about whether, how much, or when the recovery will occur. As such, it is not practical or desirable to defer the write-off." This is consistent with the Company's definition of assets classified as loss, and essentially agrees with the definition provided in the September 30, 2009 Form 10-K. The definition used in the
Company's March 31, 2010 Form 10-Q was modified to reference the accounting guidance used to determine the amount of impairment (or loss) required on an impaired loan. It should be noted that the Company records a 100% specific reserve for all loans (or portion thereof) classified as loss. The definition of an asset classified as loss will be modified within future Form 10-K and Form
10-Q filings to clarify the Company's process, as follows:

Assets classified as loss are considered uncollectible and of such little value that their existence without establishing a specific loss allowance is not warranted.
The amount of measured impairment (or loss) is computed in accordance with guidance in ASC 310-10-35 for each loan deemed impaired. The Company records a specific loss allowance equal to 100% of the measured impairment.


5b. Please clarify specifically when these assets were classified as loss. If these assets were classified as loss more than one reporting period earlier than September
30, 2009, please clarify if your materiality analysis takes into account the effect of increased charge-off rates in prior periods.

Response:
At June 30, 2009 (one reporting period prior to September
30, 2009), the amount of loans classified as Loss totaled
$2.9 million. It has been the Bank's practice to not recognize losses until they are actually incurred in the form of a charge-off in its historical loss severity and frequency ratios. If such loans classified as loss at June
30, 2009 were included when calculating these ratios, it would have had the following impact on our estimate of FAS
5 general reserves:



Foreclosure Frequency x Severity Ratios:

                    21 Month Historical
                      Including Loans    Used to Calculate
                    Classified as Loss*   Required ALLL**
-----------------------------------------------------------
Residential loans:
     Agency conforming              0.3%            0.3%
     Non-conforming                 1.8             0.6
     Second mortgages               2.6             1.6
Commercial loans                    0.1             0.8
Construction and
   development loans                0.6             1.0
Installment loans                   0.6             3.0




An increase in the required ALLL reserves for residential non-conforming loans to 1.8%, as noted above, would increase the required ALLL for that category by $629,000.
An increase in the required ALLL reserves for residential second mortgage loans to 2.6%, as noted above, would increase the required ALLL for that portfolio by $81,000.
Considering the imprecise nature estimating the required level of ALLL, management does not believe that these increases are material in relation to the total ALLL at June 30, 2009, which totaled $16.2 million. The company will begin including loans classified as a loss when calculating historical foreclosure frequency and severity ratios if foreclosure is likely, or the loan is otherwise deemed uncollectible.

Specific reserves in reporting periods prior to June 30, 2009 were significantly lower.

* Factors are twenty-one month historical foreclosure frequency and severity ratios, including loans classified as loss.

** Factors are those used to calculate required FAS 5 loss reserves at September 30, 2009, including quantitative and qualitative factors.


5c. Quantify the amount of loans for which you measure impairment using the collateral value method and the discounted cash flow method.

Response:
At September 30, 2009, impaired loans totaling $27.5 million were analyzed for impairment using a discounted cash flow model. This analysis resulted in a measured impairment of $2.8 million, which was classified as loss and specifically reserved for in the allowance for loan losses. It was management's opinion that that foreclosure of these loans was not probable at September 30, 2009. At
September 30, 2009, impaired loans totaling $24.6 million were analyzed for impairment using the collateral value method. This analysis resulted in a measured impairment of $3.0 million, which was classified as loss and specifically reserved for in the allowance for loan losses. It was management's opinion that foreclosure was probable at September 30, 2009.


5d. Please disclose how and when you determine that a loss event has been confirmed and disclose whether you have obtained updated appraisals for these loans.

- If so, disclose whether you considered any shortfall in the collateral value to be a loss confirming event and charged off the difference between the appraised value and the carrying amount of the loan or whether you have provided a specific allowance for this difference.
Disclose if or how this policy is considered in your determination of loan losses.

- If not, please disclose whether you have made any adjustments to the most recent appraised value to account for any declines in collateral value that may have occurred.

Response:
As noted above, the amount classified as loss represents
the measured impairment for loans that have been deemed
impaired in accordance with GAAP.  The Bank records a
specific loss allowance equal to 100% of the measured
impairment.   Such loans may, or may not, result in an
actual loss. If a loan is deemed uncollectible (in whole or in part) and written-off, the Bank will recognize a loss in the form of a charge-off against the allowance for loan losses. Historically, the Bank has considered a charge-off to be the loss-confirming event.

Prior to foreclosure, collateral securing an impaired loan is valued by either an internal evaluation or an independent valuation (such as a BPO or updated appraisal) depending upon the type of collateral and other applicable facts and circumstances. If foreclosure is deemed probable and the carrying balance of the loan is in excess of the fair market value of the collateral, the Bank will record a specific loss allowance for the difference. When the Bank acquires collateral through foreclosure or some other means, an updated appraisal is obtained and a loss will be recognized in the form of a loan charge-off to adjust the repossessed asset to fair market value less estimated selling costs.

Historically, the Bank has only included charge-offs when computing its historical loss frequency and severity ratios used to determine the appropriate level of FAS 5 general reserves. As noted above, the Company will begin including loans classified as a loss when calculating historical foreclosure frequency and severity ratios if foreclosure is likely, or the loan is otherwise deemed uncollectible. It is management's opinion that this is prudent given the significant increase in assets classified as loss that the Company has experienced in the current fiscal year.


5e. Disclose how you consider your charge-off policy in your SFAS 5 general reserve. We note that you do not believe that the inclusion of these loans as charge-offs would have had a material impact on your estimate of loan losses. Please disclose whether you adjust any of your qualitative factors to account for any potential delays in charge-off related to loss assets.

Response:
The FAS 5 general reserves calculated for each portfolio are made up of both a historical loss factor and a qualitative factor based upon the risks within the portfolio. At September 30, 2009, the Company included an additional qualitative adjustment in its FAS 5 general reserves in the amount of $1.9 million. The qualitative factors that the Company considered when determining this adjustment included current economic conditions and increases in past due and classified assets. Although this adjustment is highly subjective, management felt that it was prudent given the high level of uncertainty in the real estate markets at September 30, 2009. The Bank also records a FAS 5 general reserve equal to 2% of all loans classified as special mention, 10% of all loans classified as substandard, and 50% of all loans classified as doubtful. At September 30, 2009, this portion of the FAS 5 general reserves totaled $2.4 million.


6.  Please refer to our comment 7 in our letter dated April
29, 2010. We note your description of your shock analysis and the results of such analysis in your response. It remains unclear how you incorporate the results of your analysis into your determination of loan losses. Please provide additional information regarding how you consider these results when determining the appropriate level of allowance for loan losses. For example, a 30% decline in property values and a increase in foreclosure severity appear to result in a in a loss of $19.4 million. Please clarify if this is in addition to losses already considered in your allowance for loan losses. Please provide additional detail describing the factors considered when determining that any one or more of the shock scenarios are not probable of occurring.

Response:
The shock analysis is used merely as further evidence for determining the reasonableness of the Company's FAS 5 general reserves within its allowance for loan losses. It is not directly used in the computation of the allowance for loan losses. The amount of loss computed in each scenario was computed for all loans within the portfolio at September 30, 2009, in accordance with the calculated loss foreclosure and severity ratios used to compute FAS 5 reserves. Impaired loans, which have a specifically identified and measured impairment/loss, are not excluded from this computation (although it would have been appropriate for the Company to exclude them since they are no longer part of the population on which FAS 5 general reserves are maintained). The resulting loss from the shock analysis is not in addition to the estimated FAS 5 general loss reserves; it is merely another way to assess the reasonableness of that computation. While management feels this is a useful tool, they recognize that it is highly improbable to assume that all portfolios will experience such significant increases in both loss frequency and severity across the board. Additionally, while some areas of the country have seen property declines in excess of 30%, the majority of the Bank's portfolio is located within the Midwest (primarily Missouri and Kansas), which has experienced significantly lesser declines in property values.


7.  Please refer to our comment 10 in our letter dated
April 29, 2010. We note your response, however, we could not locate proposed disclosure responsive to our comment.
Therefore, please revise to disclose how you determine that the non-binding broker quotes are based on current information that reflects orderly transactions and disclose how you determine the lowest level of input related to non-binding broker quotes for the purposes of providing fair value hierarchy disclosures. Disclose how you validate the non-binding broker quotes to determine their accuracy. If you do not review the methodologies themselves or validate the prices provided by non-binding broker quotes, please disclose that as well.

Response:
The following disclosure was added to the Fair Value
Measurements footnote in the Company's Form 10-Q for the period ended June 30, 2010:

Mortgage-backed available for sale securities are valued by using broker dealer quotes for similar assets in markets that are not active. Such quotes are based on actual transactions for similar assets. Although the Company does not validate these quotes, they are reviewed by management for reasonableness in relation to current market conditions. Additionally, they are obtained from experienced brokers who have an established relationship with the Bank and deal regularly with these types of securities. The Company does not make any adjustment to the quotes received from broker dealers. These measurements are classified as Level 2.


Form 10-Q for the Period Ending March 31, 2010
----------------------------------------------
(14) Fair Value Measurements, page 14
-------------------------------------

8. Please revise your disclosure to specifically describe the model used to determine the fair value of your equity investments. Describe the significant inputs used in the model and any changes in the model used to determine fair value from prior periods. Refer to ASC 820-10-50-5.

Response:
The disclosure regarding the Company's equity method investments was revised in the Form 10-Q for the period ended June 30, 2010, as follows:

Investments in LLCs are accounted for using the equity method of accounting. These investments are analyzed for impairment in accordance with ASC 323-10-35-32, which states that an other than temporary decline in value of an equity method investment should be recognized. The Company evaluates its investments in LLCs using a multi-faceted approach. The internal model utilizes liquidation or appraised values as determined by an independent third party appraiser; an on-going business or discounted cash flows value; and a combination of both the previous approaches. The significant inputs include raw land values, absorption rates of lot sales, and a market discount rate. Management believes this multi-faceted approach is reasonable given the highly subjective nature the assumptions and the differences in valuation techniques that are utilized within each approach (e.g., order of distribution of assets upon potential liquidation).
Investment in LLCs are classified within Level 3 of the fair value hierarchy.


(16) Impairment of Investment in LLC, page 20
---------------------------------------------

9. Please revise your disclosure to clarify the following information related to the impairment of your LLC investment:

a. Your disclosure appears to indicate that you recognized impairment on only one of your LLC investments, Central
Platte Holdings, LLC. Please specifically disclose whether you evaluation NBH, LLC for impairment as well. If not, please disclose in sufficient detail for an investor to understand why evaluation was not necessary given the similarity of the activities of the LLCs.

b. Please revise to disclose in greater detail the factors considered in determining that the impairment event occurred during the period ended March 31, 2010. We note in your disclosure that the impairment was a result of slowing sales, the causes of which may have occurred during prior periods. Please disclose how you concluded that any portion of the impairment was not due to events occurring in prior periods such that an adjustment of prior period results was not necessary.

Response:
The disclosure regarding impairment of the Company's investment in LLCs was revised in the Form 10-Q for the period ended June 30, 2010, as follows:

The Company is a partner in two limited liability companies, Central Platte Holdings LLC ("Central Platte") and NBH, LLC ("NBH"), which were formed for the purpose of purchasing and developing vacant land in Platte County, Missouri. These investments are accounted for using the equity method of accounting.

The Company's investment in Central Platte consists of a 50% ownership interest in an entity that develops land for residential real estate sales. Sales of lots had not met previous expectations and, as a result, the Company evaluated its investment for impairment, in accordance with ASC 323-10-35-32, which provides guidance related to a loss in value of an equity method investment. The Company utilizes a multi-faceted approach to measure the potential impairment. The internal model utilizes liquidation or appraised values determined by an independent third party appraisal; an on-going business, or discounted cash flows value; and a combination of both the previous approaches.
The significant inputs include raw land values, absorption rates of lot sales, and a market discount rate. Management believes this multi-faceted approach is reasonable given the highly subjective nature the assumptions and the differences in valuation techniques that are utilized within each approach (e.g., order of distribution of assets upon potential liquidation). As a result of this analysis, the Company determined that its investment in Central
Platte was materially impaired and recorded an impairment charge of $2.0 million ($1.2 million, net of tax) during the quarter ended December 31, 2009. The Company applied the same methodology to Central Platte as of September 30, 2009, which indicated no impairment. Inputs utilized in the model that differed from September 30, 2009 to December
31, 2009, included slower estimates of lot sales and an approximately 8.5% decrease in raw land values, which was supported by comparable independent third-party appraisals prepared during that period. The Company's investment in Central Platte was $16.5 million at June 30, 2010.

The Company's investment in NBH consists of a 50% ownership interest in an entity that holds raw land, which is currently zoned as agricultural. The land is generally located near the Central Platte development and NBH intends to rezone this property for commercial and/or residential development. The raw land was purchased in 2002. The
Company accounts for its investment in NBH under the equity method. Due to the overall economic conditions surrounding real estate, the Company evaluated its investment for impairment in accordance with ASC 323-10-35-32, which provides guidance related to a loss in value of an equity method investment. Potential impairment was measured by utilizing comparable sales of raw land within the market area. As a result of this analysis, the Company determined that its investment in NBH was not materially impaired.
The Company's investment in NBH was $2.5 million at June
30, 2010.


Management's Discussion and Analysis of Financial Condition
-----------------------------------------------------------
and Results of Operations
-------------------------
Financial Condition
-------------------
Assets, page 21
---------------

10.  We note your disclosure on page 23 that you purchased
$54.8 million and sold $48.2 million in mortgage backed investment securities during the six month period. Please revise to disclose the reasons for the material sales of these securities and discuss the impact you expect the sale and purchase of these securities to have on your net interest margin.

Response:
The disclosure regarding the Company's investment in mortgage-backed securities was revised in the Form 10-Q for the period ended June 30, 2010, as follows:

Mortgage-backed securities were $54.3 million as of June
30, 2010, a decrease of $3.3 million from the prior year end. During the nine month period, the Bank purchased mortgage-backed securities of $54.8 million and sold $47.1 million of mortgage-backed securities available for sale.
This activity was related to a restructuring of the Company's mortgage-backed securities portfolio which resulted in an increased yield on such assets. The average yield on the mortgage-backed securities portfolio was 5.03% at June 30, 2010, an increase from 4.48% at September 30,
2009.


Provision for Loan Losses, page 25
----------------------------------

11. You disclose that the $5 million provision during the quarter was due to increased charge-offs. Please revise your disclosure to provide additional detail as to why increased charge-offs is the driver of the increased loan loss provision. Please explain whether the charge-offs were reserved for in prior periods, and if so how these charge-offs impacted your estimate of loan losses. If not, please provide greater detail as to why these loans did not have any specific reserves associated with them given that these charge-offs related to the residential construction and development loans.

Response:
The disclosure regarding the Company's provision for loan losses for the quarter ended March 31, 2010 was revised in the Form 10-Q for the period ended June 30, 2010, as follows:

The Company recorded a provision for loan losses of $5.0 million during the quarter ended March 31, 2010, due primarily to a significant write-down of one loan within the Bank's land development portfolio. The property that collateralized this loan was acquired by the Bank by a deed in lieu of foreclosure during the quarter ended March 31, 2010. At that time, the Bank obtained an independent third-party appraisal of the property, resulting in a $6.6 million write-down, of which $1.4 million was specifically reserved in the prior quarter. The original plan for the property was a high-end residential development, which proved infeasible in the current market. Thus, the appraised value declined significantly due to longer estimated absorption periods, lower estimated lot prices, and the decline in demand for speculative development ground.


12. Please revise to disclose the reasons for the decrease in the ratio of allowance for losses on loans and real estate owned.

Response:
The disclosure regarding the Company's provision for loan losses was revised in the Form 10-Q for the period ended
June 30, 2010, to include the following:

On a consolidated basis, the allowance for losses on loans and real estate owned was 21.2% of total classified assets at June 30, 2010, 27.4% at September 30, 2009, and 31.6% at
June 30, 2009.  The decrease in this ratio at June 30,
2010, is the result of an increase in classified assets in the Bank's residential land development portfolio during the period. However, as noted above, although they are adversely classified, many of these loans continue to perform in accordance with their contractual terms and, as such, are not deemed impaired at June 30, 2010.


Liquidity and Capital Resources, page 29
----------------------------------------

13. We note your disclosure that "material funding needs that may arise in the future can be reasonably satisfied through the use of additional FHLB advances and/or brokered deposits." We also note your disclosure on the same page that you entered into an agreement with the OTS that requires you to reduce your reliance on brokered deposits.
Please reconcile this apparent inconsistency and disclose what your alternative funding sources are if brokered deposits are no longer available to satisfy your liquidity needs.

Response:
The disclosure regarding the Company's liquidity and capital resources was revised in the Form 10-Q for the period ended June 30, 2010, as follows:

Liquidity measures the ability to meet deposit withdrawals and lending commitments. The Bank generates liquidity primarily from the sale and repayment of loans, retention or newly acquired retail deposits, and advances from FHLB of Des Moines' credit facility. Management continues to use FHLB advances as a primary source of short-term funding. At June 30, 2010, the Bank had $133.8 million available in the form of additional FHLB advances. The
Bank has established relationships with various brokers, and, as a secondary source of liquidity, the Bank purchases brokered deposit accounts.

The Bank entered into a Supervisory Agreement with the Office of Thrift Supervision on April 30, 2010, which, among other things, required the Bank to reduce its reliance on brokered deposits. The OTS subsequently approved the Bank's plan to reduce brokered deposits to $145.0 million by June 30, 3010, $135.0 million by June 30,
2011, and $125.0 million by June 30, 2012. As of June 30,
2010, the Bank's brokered deposits totaled $47.4 million.
Thus, the Bank could acquire an additional $97.6 million in brokered deposits and still comply with the plan as of June
30, 2010.

Fluctuations in the level of interest rates typically impact prepayments on mortgage loans and MBS. During periods of falling interest rates, these prepayments increase and a greater demand exists for new loans. The
Bank's customer deposits are partially impacted by area competition. Management believes that the Bank will retain most of its maturing time deposits in the foreseeable future. However, any material funding needs that may arise in the future can be reasonably satisfied through the use of additional FHLB advances and/or brokered deposits. The
Bank's contingency liquidity sources include the Federal
Reserve discount window and sales of securities available for sale. Management is not aware of any other current market or economic conditions that could materially impact the Bank's future ability to meet obligations as they come due.


If you have additional questions or comments, you may contact me via telephone at 816-765-2200 or e-mail at rnyhus@nasb.com.


Sincerely,

/s/ Rhonda Nyhus

Rhonda Nyhus
Vice President and Treasurer